UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 December 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

22nd December 2014

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Patrick (Pat) J. Kennedy who has been appointed a Director of the Company with effect from 1st January 2015:

(a) in the last five years Mr. Kennedy has not been a director of any publicly quoted company.
(b) there are no details requiring disclosure for Mr. Kennedy under paragraph 9.6.13 (2) to (6).

Contact:
Neil Colgan
Company Secretary
Tel: +353 1 6344340

Date: 22 December 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director